February 28, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 21, 2023
File No. 333-269240

Ladies and Gentlemen:

Mangoceuticals, Inc., a Texas corporation (the “Company”, “we”, “us” or “Mangoceuticals”), would like to thank you for your prompt review of the Company’s Amendment No. 3 to Registration Statement on Form S-1, submitted February 21, 2023 (the “Registration Statement”). We are responding to a comment on the Registration Statement provided by the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2023. In connection with this response, we are submitting an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

Our response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold type.

Amendment No. 3 to Registration Statement on Form S-1

Master Services Agreement with Epiq Scripts, page 6

1. You state the $15,000 retainer is “to be credited towards future product sales.” Please expand the disclosure here and on page 57 to clarify specifically what the retainer is for, e.g. the provision of pharmacy and related services reported as cost of sales on the statement of operations.

RESPONSE: We have clarified here and throughout the prospectus that the $15,000 upfront retainer is to be credited towards the future provision of pharmacy and related services as outlined and detailed in the Master Services Agreement and SOW and that all costs related to the pharmacy services provided by Epiq Scripts are listed as related party costs of revenues on our statement of operations.

Office of Industrial Applications and Services

February 27, 2023

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

2. Please provide a breakdown and explanation of the various expenses that comprise your general and administrative costs for each period presented.

RESPONSE: We have revised and expanded our disclosures to include a breakdown and explanation of the various expenses that comprise your general and administrative costs for each period presented.

3. Please disclose the nature of cost of revenues and how the amounts are determined in transactions with related parties.

RESPONSE: We have revised and expanded our disclosures to disclosure the nature of cost of revenues and how the amounts are determined in transactions with related parties.

Audited Financial Statements

Statements of Operations, page F-5

4. Please revise to reflect amounts related to transactions with related parties as appropriate.

RESPONSE: We have updated the statement of operations to clarify amounts related to transactions with related parties.

Statements of Cash Flows, page F-7

5. Please revise to correct the cash flow from financing activities section. The (25,070) on the fourth line appears to be erroneous.

RESPONSE: We have revised and corrected the cash flow statement to address your comment.

* * * * *

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer